[redacted]

SECURI 03011625 MISSION
Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH. D.C. SECTION

SEC FILE NUMBER
8- 52907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canon Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19700 Fairchild Road, Suite 150
(No. and Street)

Irvine,	California	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Art Okun 949-724-0779
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260	Los Angeles,	California	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Art Okun, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canon Securities, L.L.C., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

Signature

President

Title

Dave Banerjee

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Canon Securities, LLC
Irvine, California

I have audited the accompanying statement of financial condition of Canon Securities, LLC as of December 31, 2002 and related statements of income (loss), cash flows, and changes in members' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3- 1. These financial statements are the responsibility of Canon Securities, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Canon Securities, LLC as of December 31, 2002 and the results of its operations, cash flows, members' equity and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, CPA

Los Angeles, California
February 11, 2003

CANON SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS

Cash	$ 4,230
Government securities	10,172
Equipment net of accumulated depreciation of $7,332	25,319
Security deposits	16,232
Accounts receivable – member	1,800
Total assets	$ 57,753

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 2,551
Due to clearing broker	2,953
Total liabilities	5,504
Members' equity	94,612
Accumulated deficit	(42,363)
Total members' equity	52,249
Total liabilities and members' equity	$ 57,753

The accompanying notes are an integral part of these financial statements.

CANON SECURITIES, LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues	
Private placement fees	$270,740
Reimbursed expenses	35,750
Unrealized Losses	(284)
Interest	654
	306,860
Operating Expenses - Page 9	328,274
(Loss) Before Income Tax	(21,414)
Franchise Tax Provision	800
Net (Loss)	$(22,214)

The accompanying notes are an integral part of these financial statements.

CANON SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Capital Contributed	Retained Earnings (Deficit)	Total Members' Equity
Balance, January 1, 2002	$ 94,612	$(20,149)	$ 74,463
Net (Loss)		(22,214)	(22,214)
Capital contributed	1,800		1,800
Capital withdrawn	(1,800)		(1,800)
Balance, December 31, 2002	$ 94,612	$(42,363)	$ 52,249

The accompanying notes are an integral part of these financial statements.

CANON SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Operating Activities	
Net loss from operations	$(22,214)
Depreciation	5,000
Total	(17,214)
Changes in operating assets and liabilities	
Accounts receivable – member	(1,800)
Government securities	284
Miscellaneous asset	421
Accounts payable	(19,000)
Due clearing broker	2,953
Net cash required by operations	(34,356)
Cash Flow From Investing Activities	--
Cash Flow From Financing Activities	--
Decrease In Cash	(34,356)
Cash: Beginning of the Year	38,586
Cash: End of the Year	$ 4,230
Supplemental Cash Flow Information:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 800

The accompanying notes are an integral part of these financial statements

CANON SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - GENERAL AND ORGANIZATION

Canon Securities, LLC (the Company) is a limited liability company incorporated in California on August 25, 2000 to provide security brokerage and related service as set forth by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. (NASD). The company in connection with its activities as a broker-dealer, holds no funds or securities for customers and accordingly is exempt from Rule 15c3-3 under subparagraph (k)(2)(ii). The Company was granted registration with the NASD on January 24, 2001. Its principal and only office is in Irvine, California. The Company's income is from commissions of private placements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method
The accompanying financial statements have been prepared using the accrual method of accounting.

Depreciation
Equipment has been depreciated over the estimated useful lives of the respective assets.

Income Taxes
The Company is a Limited Liability Company (LLC). As such, it is taxed as a partnership whereby income or loss and related items are passed through directly to the partners.

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. See Page 8 for the calculation of net capital.

During 2002 one member withdrew from the LLC and his position was picked up by the managing member.

NOTE 5 – RELATED PARTY TRANSACTION

Included in the private placement fees are fees of $215,000 earned in connection with the sale of investments in a motion picture film company. The members of the LLC broker-dealer are the members of the motion picture film company.

During 2002 the Company paid certain expenses of the film company and conversely the film company paid certain expenses of the Company. Because the amounts involved were approximately the same, ($42,000) no recording of the transaction is included in the accompanying financial statements.

CANON SECURITIES, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition			$ 52,249
Less: Non allowable assets -	Equipment	$25,319	
	Rent deposit	16,232	
	Accounts receivable-member	1,800	
			(43,351)
Haircut - Government securities			(102)
NET CAPITAL			$ 8,796
COMPUTATION OF NET CAPITAL REQUIREMENTS			
Minimum net aggregate indebtedness-6-2/3 of net aggregate indebtedness			$ 366
Minimum dollar net capital required			$ 5,000
Net Capital required (greater of above amounts)			$ 5,000
EXCESS CAPITAL			$ 3,796
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)			$ 8,245
COMPUTATION OF AGGREGATE INDEBTEDNESS			
Total liabilities			$ 5,504
Percentage of aggregate indebtedness to net capital			63%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)			NA

RECONCILIATION

The following is a reconciliation, as of December 31, 2002 of the above net capital computation wit the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NONE REQUIRED

The accompanying notes are an integral part of these financial statements.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Canon Securities, LLC
Irvine, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2002 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 11, 2003

CANON SECURITIES, LLC
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2002

Advertising	$ 1,081
Bank charges	256
Charitable contributions	2,500
Clearing house charges	3,928
Commissions	144,886
Depreciation	5,000
Dues/subscriptions	23
Entertainment	325
Insurance	2,124
Internet service	2,000
Lease	700
Legal/accounting	31,000
Market data services	1,500
Medical plan	200
NASD fees/assessments	4,895
Office supplies/expense	7,435
Outside services	51,994
Penalties	221
Postage/delivery	2,151
Professional fees	4,446
Registrations/licenses	2,110
Rent	48,935
Seminars/conferences	775
Taxes/licenses	503
Telephone	5,087
Training/education	620
Travel	3,579
Total Operating Expenses	$328,274

The accompanying notes are an integral part of these financial statements.

PART II

CANON SECURITIES, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2002

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNTANT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Canon Securities, LLC
Irvine, California

In planning and performing my audit of the financial statements of Canon Securities, LLC (the "Company") for the year ended December 31, 2002, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2002 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
February 11, 2003